Registration No. 333-250871

1940 Act No. 811-05903

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to Form S-6

FOR REGISTRATION UNDER THE SECURITIES
ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.       Exact name of
trust:

FT 9124

B.       Name of depositor:

FIRST TRUST PORTFOLIOS L.P.

C.       Complete address
of depositor's principal executive offices:

120 East Liberty Drive

Suite 400

Wheaton, Illinois 60187

D.       Name and complete
address of agents for service:

Copy to:

JAMES A. BOWEN
ERIC F. FESS

c/o First Trust Portfolios L.P.
c/o Chapman and Cutler LLP

120 East Liberty Drive
111 West Monroe Street

Suite 400
Chicago, Illinois 60603

Wheaton, Illinois 60187

E.       Title and Amount
of Securities Being Registered:

An indefinite number of Units pursuant to Rule
24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.       Approximate date
of proposed sale to public:

As soon as practicable after
the effective date of the Registration Statement.

|X|	Check box if it is proposed that this filing will become effective on December 23, 2020 at 2:00 p.m. pursuant to Rule 487.

________________________________

                 Municipal Income Select, Closed-End Portfolio,
                                   Series 118

                                    FT 9124

FT 9124 is a series of a unit investment trust, the FT Series. FT 9124 consists of a single portfolio known as Municipal Income Select, Closed-End
Portfolio, Series 118 (the "Trust"). The Trust invests in a diversified portfolio of shares ("Securities") issued by closed-end investment companies
("Closed-End Funds" or "Funds"), the portfolios of which are concentrated in tax-exempt municipal bonds. The Trust seeks monthly income that is exempt from federal income taxes.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED
OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                FIRST TRUST(R)

                                 800-621-1675

               The date of this prospectus is December 23, 2020

                               Table of Contents

Summary of Essential Information                              3
Fee Table                                                     4
Report of Independent Registered Public Accounting Firm       5
Statement of Net Assets                                       6
Schedule of Investments                                       7
The FT Series                                                 9
Portfolio                                                     9
Risk Factors                                                 10
Public Offering                                              16
Distribution of Units                                        18
The Sponsor's Profits                                        20
The Secondary Market                                         20
How We Purchase Units                                        20
Expenses and Charges                                         20
Tax Status                                                   21
Retirement Plans                                             22
Rights of Unit Holders                                       23
Income and Capital Distributions                             23
Redeeming Your Units                                         24
Removing Securities from the Trust                           25
Amending or Terminating the Indenture                        26
Information on the Sponsor, Trustee and Evaluator            26
Other Information                                            27

                  Summary of Essential Information (Unaudited)

           Municipal Income Select, Closed-End Portfolio, Series 118
                                    FT 9124

  At the Opening of Business on the Initial Date of Deposit-December 23, 2020

                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.

Initial Number of Units (1)                                                                                        16,007
Fractional Undivided Interest in the Trust per Unit (1)                                                          1/16,007
Public Offering Price:
Public Offering Price per Unit (2)                                                                              $  10.000
    Less Initial Sales Charge per Unit (3)                                                                          (.000)
                                                                                                                _________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                                     10.000
    Less Deferred Sales Charge per Unit (3)                                                                         (.225)
                                                                                                                _________
Redemption Price per Unit (5)                                                                                       9.775
    Less Creation and Development Fee per Unit (3)(5)                                                               (.050)
    Less Organization Costs per Unit (5)                                                                            (.035)
                                                                                                                _________
Net Asset Value per Unit                                                                                        $   9.690
                                                                                                                =========
Cash CUSIP Number                                                                                              30317D 601
Reinvestment CUSIP Number                                                                                      30317D 619
Fee Account Cash CUSIP Number                                                                                  30317D 627
Fee Account Reinvestment CUSIP Number                                                                          30317D 635
Pricing Line Product Code                                                                                          133614
Ticker Symbol                                                                                                      FLPCFX

First Settlement Date                                           December 28, 2020
Mandatory Termination Date (6)                                  December 23, 2022
Income Distribution Record Date                                 Tenth day of each month, commencing January 10, 2021.
Income Distribution Date (7)                                    Twenty-fifth day of each month, commencing January 25, 2021.

______________

(1) As of the Evaluation Time on the Initial Date of Deposit, we may adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units.
On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 2.75% of the Public Offering Price per Unit (equivalent to 2.75% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price at the
Evaluation Time on the business day prior to the Initial Date of Deposit. If a
Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. See "Public Offering-The Value of the
Securities." Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York
Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee will be deducted from the assets of the
Trust at the end of the initial offering period and the estimated organization costs per Unit will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. If Units are redeemed prior to any such reduction, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) The Trustee will distribute money from the Capital Account monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month if the amount available for distribution equals at least $1.00 per
100 Units. In any case, the Trustee will distribute any funds in the Capital
Account in December of each year and as part of the final liquidation distribution. See "Income and Capital Distributions."

                             Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering"
and "Expenses and Charges." Although the Trust has a term of approximately two years and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                                    Amount
                                                                                                                    per Unit
                                                                                                                    ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
   Initial sales charge                                                                               0.00%(a)      $.000
   Deferred sales charge                                                                              2.25%(b)      $.225
   Creation and development fee                                                                       0.50%(c)      $.050
                                                                                                      _____         _____
   Maximum sales charge (including creation and development fee)                                      2.75%         $.275
                                                                                                      =====         =====
Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                                                       .350%(d)      $.0350
                                                                                                      =====         ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative and evaluation fees                             0.080%        $.0080
   Trustee's fee and other operating expenses                                                         0.138%(f)     $.0138
   Acquired Fund fees and expenses                                                                    1.962%(g)     $.1966
                                                                                                      ______        ______
      Total                                                                                           2.180%        $.2184
                                                                                                      ======        ======

                                    Example

This example is intended to help you compare the cost of investing in the
Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown. The example also assumes a 5% return on your investment each year and that the
Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you sell or redeem your Units at the end of each period, would be:

                           1 Year           2 Years
                           ______           _______
                           $528             $745

The example will not differ if you hold rather than sell your Units at the end of each period.

______________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.75% and the sum of any remaining deferred sales charge and creation and development fee. When the Public Offering Price per Unit equals $10, there is no initial sales charge. If the price you pay for your Units exceeds $10 per Unit, you will pay an initial sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.225 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing April 20, 2021.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trust. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.
If you purchase Units after the initial offering period, you will not be assessed the creation and development fee.

(d) Estimated organization costs will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) With the exception of the underlying Fund expenses, each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses do not include brokerage costs and other portfolio transaction fees. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."

(g) Although not an actual Trust operating expense, the Trust, and therefore
Unit holders, will indirectly bear similar operating expenses of the Funds in which the Trust invests in the estimated amounts set forth in the table. These expenses are estimated based on the actual Fund expenses disclosed in a Fund's most recent SEC filing but are subject to change in the future. An investor in the Trust will therefore indirectly pay higher expenses than if the underlying
Fund shares were held directly.

                             Report of Independent
                       Registered Public Accounting Firm

To the Unit Holders and the Sponsor, First Trust Portfolios L.P., of FT 9124

Opinion on the Statement of Net Assets

We have audited the accompanying statement of net assets of FT 9124, comprising Municipal Income Select, Closed-End Portfolio, Series 118 (the
"Trust"), one of the series constituting the FT Series, including the schedule of investments, as of the opening of business on December 23, 2020 (Initial
Date of Deposit), and the related notes. In our opinion, the statement of net assets presents fairly, in all material respects, the financial position of the Trust as of the opening of business on December 23, 2020 (Initial Date of
Deposit), in conformity with accounting principles generally accepted in the
United States of America.

Basis for Opinion

This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit. We are a public accounting firm registered with the Public
Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and
Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of net assets, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of net assets. Our audit also included evaluating the accounting principles used and significant estimates made by the Trust's
Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and deposited in the
Trust for the purchase of securities, as shown in the statement of net assets, as of the opening of business on December 23, 2020, by correspondence with the
Trustee. We believe that our audit provides a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
December 23, 2020

We have served as the auditor of one or more investment companies sponsored by
First Trust Portfolios L.P. since 2001.

                            Statement of Net Assets

           Municipal Income Select, Closed-End Portfolio, Series 118
                                    FT 9124

  At the Opening of Business on the Initial Date of Deposit-December 23, 2020

                                                           NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                            $160,072
Less liability for reimbursement to Sponsor for organization costs (3)                                            (560)
Less liability for deferred sales charge (4)                                                                    (3,602)
Less liability for creation and development fee (5)                                                               (800)
                                                                                                              ________
Net assets                                                                                                    $155,110
                                                                                                              ========
Units outstanding                                                                                               16,007
Net asset value per Unit (6)                                                                                  $  9.690

                                                     ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                                         $160,072
Less maximum sales charge (7)                                                                                   (4,402)
Less estimated reimbursement to Sponsor for organization costs (3)                                                (560)
                                                                                                              ________
Net assets                                                                                                    $155,110
                                                                                                              ========

______________

                       NOTES TO STATEMENT OF NET ASSETS

The Trust is registered as a unit investment trust under the Investment
Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. The Trust intends to comply in its initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to regulated investment companies and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders.

(1) The Trust invests in a diversified portfolio of Closed-End Funds, the portfolios of which are concentrated in tax-exempt municipal bonds. Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value. The Trust has a Mandatory Termination Date of December 23, 2022.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $200,000 has been allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the
Trust. These costs have been estimated at $.0350 per Unit for the Trust. A payment will be made at the earlier of six months after the Initial Date of
Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public
Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of
$.225 per Unit, payable to the Sponsor in three equal monthly installments beginning on April 20, 2021 and on the twentieth day of each month thereafter
(or if such day is not a business day, on the preceding business day) through
June 18, 2021. If Unit holders redeem Units before June 18, 2021, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit) is payable by the Trust on behalf of Unit holders out of assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period in the case of organization costs or the close of the initial offering period in the case of the creation and development fee.

(7) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of an initial sales charge, a deferred sales charge and the creation and development fee) computed at the rate of 2.75% of the Public
Offering Price per Unit (equivalent to 2.75% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public
Offering."

                            Schedule of Investments

           Municipal Income Select, Closed-End Portfolio, Series 118
                                    FT 9124

  At the Opening of Business on the Initial Date of Deposit-December 23, 2020

                                                                           Percentage
                                                                           of Aggregate     Number     Market        Cost of
Ticker Symbol and                                                          Offering         of         Value per     Securities to
Name of Issuer of Securities (1)                                           Price            Shares     Share         the Trust (2)
________________________________                                           ____________     ______     _________     _____________
CLOSED-END FUNDS (100.00%):
AFB      AllianceBernstein National Municipal Income Fund, Inc.              3.50%          400        $ 14.01       $  5,604
BTA      BlackRock Long-Term Municipal Advantage Trust                       2.00%          253          12.66          3,203
MUE      BlackRock MuniHoldings Quality Fund II, Inc.                        3.00%          368          13.05          4,802
MVT      BlackRock MuniVest Fund II, Inc.                                    3.00%          332          14.45          4,797
MYD      BlackRock MuniYield Fund, Inc.                                      4.00%          453          14.14          6,406
MYJ      BlackRock MuniYield New Jersey Fund, Inc.                           3.50%          397          14.11          5,602
MYN      BlackRock MuniYield New York Quality Fund, Inc.                     4.00%          490          13.07          6,404
DMF      BNY Mellon Municipal Income, Inc.                                   2.00%          371           8.64          3,206
DSM      BNY Mellon Strategic Municipal Bond Fund, Inc.                      4.00%          841           7.61          6,400
LEO      BNY Mellon Strategic Municipals, Inc.                               4.00%          771           8.30          6,399
KTF      DWS Municipal Income Trust                                          3.50%          494          11.34          5,602
EVM      Eaton Vance California Municipal Bond Fund                          3.50%          476          11.77          5,603
EIM      Eaton Vance Municipal Bond Fund                                     3.50%          421          13.32          5,606
FMN      Federated Hermes Premier Municipal Income Fund                      1.50%          167          14.36          2,398
OIA      Invesco Municipal Income Opportunities Trust                        4.00%          837           7.65          6,403
VMO      Invesco Municipal Opportunity Trust                                 4.00%          506          12.66          6,406
VPV      Invesco Pennsylvania Value Municipal Income Trust                   4.00%          511          12.53          6,403
IQI      Invesco Quality Municipal Income Trust                              4.00%          505          12.67          6,398
VTN      Invesco Trust for Investment Grade New York Municipals              3.50%          438          12.79          5,602
CXE      MFS High Income Municipal Trust                                     3.00%          986           4.87          4,802
CMU      MFS High Yield Municipal Trust                                      2.00%          734           4.36          3,200
NBH      Neuberger Berman Municipal Fund Inc.                                3.00%          322          14.92          4,804
NAC      Nuveen California Quality Municipal Income Fund                     3.50%          371          15.10          5,602
NEV      Nuveen Enhanced Municipal Value Fund                                3.50%          362          15.48          5,604
NRK      Nuveen New York AMT-Free Quality Municipal Income Fund              3.50%          419          13.36          5,598
NAD      Nuveen Quality Municipal Income Fund                                4.00%          426          15.04          6,407
PNI      PIMCO New York Municipal Income Fund II                             2.00%          302          10.61          3,204
MHI      Pioneer Municipal High Income Trust                                 4.00%          529          12.10          6,401
PMM      Putnam Managed Municipal Income Trust                               3.50%          714           7.85          5,605
PMO      Putnam Municipal Opportunities Trust                                3.50%          414          13.53          5,601
                                                                           _______                                   ________
               Total Investments                                           100.00%                                   $160,072
                                                                           =======                                   ========
__________

See "Notes to Schedule of Investments" on page 8.

                       NOTES TO SCHEDULE OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such
Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on
December 23, 2020. Such purchase contracts are expected to settle within two business days.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-
the-counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The cost of Securities to the Trust may not compute due to rounding the market value per share. The valuation of the
Securities has been determined by the Evaluator, an affiliate of the Sponsor.
In accordance with Financial Accounting Standards Board Accounting Standards
Codification 820, "Fair Value Measurement," the Trust's investments are classified as Level 1, which refers to securities traded in an active market.
The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are $160,761 and $689, respectively.

                        The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the
FT Series. The series to which this prospectus relates, FT 9124, consists of a single portfolio known as Municipal Income Select, Closed-End Portfolio,
Series 118.

The Trust was created under the laws of the State of New York by a Trust
Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New
York Mellon as Trustee and First Trust Advisors L.P. as Portfolio Supervisor
and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS
OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 800-
621-1675, DEPT. CODE 2.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of Closed-End Funds with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trust, in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the
Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, in order to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the
Initial Date of Deposit (as set forth in "Schedule of Investments"), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the
Securities.

Since the prices of the Securities will fluctuate daily, the ratio of
Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy
Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the
Trust, which may include broker/dealers who sell Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First
Trust as a factor in selecting such broker/dealers.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from the Trust," to maintain the sound investment character of the Trust, and the proceeds received by the Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote the
Securities and, except as described in "Removing Securities from the Trust,"
will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the
Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute
Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security the
Trust acquires will be identical to those from the failed contract.

                          Portfolio

Objective.

The Trust seeks monthly income that is exempt from federal income taxes by investing in a well-diversified pool of closed-end funds that invest in municipal bonds. However, certain distributions paid by certain funds may be subject to federal income taxes. In addition, a portion of the income may be subject to the alternative minimum tax. Under normal circumstances, the Trust will invest at least 80% of its assets in closed-end funds which invest at least 80% of their assets in tax-exempt municipal bonds.

Portfolio Selection Process.

The Closed-End Funds were selected by our research department based on a number of factors including, but not limited to, the size and liquidity of the
Closed-End Fund, the current dividend yield of the Closed-End Fund, the quality and character of the securities held by the Closed-End Fund, and the expense ratio of the Closed-End Fund, while attempting to limit the overlap of the securities held by the Closed-End Funds.

Additional Portfolio Contents.

In addition to the investments described above, the Trust has exposure to the following investments through the Funds held by the Trust: investment grade securities.

As with any similar investments, there can be no guarantee that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                        Risk Factors

Principal Risks.

The following is a discussion of the principal risks of investing in the Trust.

Price Volatility. The Trust invests in Closed-End Funds. The value of the
Trust's Units will fluctuate with changes in the value of these Securities.
The value of a security fluctuates for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as market volatility, or when political or economic events affecting the issuers occur.

Because the Trust is not managed, the Trustee will not sell Securities in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Market Risk. Market risk is the risk that a particular security, or Units of the Trust in general, may fall in value. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices. Units of the Trust could decline in value or underperform other investments. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, political turbulence or other events could have a significant negative impact on the Trust and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of the Trust's portfolio securities and could result in disruptions in the trading markets. Any such circumstances could have a materially negative impact on the value of the Trust's Units and result in increased market volatility.

An outbreak of a respiratory disease designated as COVID-19 was first detected in China in December 2019 and has resulted in a global pandemic and major disruptions to economies and markets around the world. The transmission of
COVID-19 and efforts to contain its spread have resulted in international border closings, enhanced health screenings, expanded healthcare services and expenses, quarantines and other restrictions on business and personal activities, cancellations, disruptions to supply chains and consumer activity, as well as general public concern and uncertainty. Financial markets have experienced extreme volatility and severe losses, negatively impacting global economic growth prospects. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty and may exacerbate other pre-
existing political, social and economic risks.

Governments and central banks, including the Federal Reserve, have taken extraordinary and unprecedented actions to support local and global economies and the financial markets. These measures have included, among other policy responses, a $700 billion quantitative easing program, a reduction of the
Federal funds rate to near-zero, and an economic stimulus package. The impact of these measures, and whether they will be effective to mitigate the economic and market disruption, will not be known for some time.

Distributions. As stated under "Summary of Essential Information," the Trust will generally make monthly distributions of income. The Funds held by the
Trust make distributions on a monthly or quarterly basis. As a result of changing interest rates, refundings, sales or defaults on the underlying securities held by the Funds, and other factors, there is no guarantee that distributions will either remain at current levels or increase over time.

Alternative Minimum Tax. While distributions of exempt-interest dividends from the Trust are generally exempt from federal income taxes, a portion of such interest may be taken into account in computing the alternative minimum tax.

Closed-End Funds. The Trust invests in shares of Closed-End Funds. Closed-end funds are actively managed investment companies which invest in various types of securities. Closed-end funds issue shares of common stock that are traded on a securities exchange. Closed-end funds are subject to various risks, including management's ability to meet the closed-end fund's investment objective, and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding closed-end funds or their underlying investments change.

Shares of closed-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Investment in Other Investment Companies Risk. Because the Trust holds Funds,
Unit holders are subject to the risk that the securities selected by the
Funds' investment advisors will underperform the markets, the relevant indices or the securities selected by other funds. Further, Funds may in the future invest in other types of securities which involve risk which may differ from those set forth below. In addition, because the Trust holds Funds, Unit holders bear both their proportionate share of the expenses of the Trust and, indirectly the expenses of the Funds. Certain of the Funds held by the Trust may invest a relatively high percentage of their assets in a limited number of issuers. As a result, these Funds may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly concentrated in certain issuers.

Investment Grade Securities. All of the Funds held by the Trust invest in investment grade securities. The value of these securities will decline with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.

Municipal Bonds. All of the Funds held by the Trust invest in tax-exempt municipal bonds. Municipal bonds are debt obligations issued by states or by political subdivisions or authorities of states. Municipal bonds are typically designated as general obligation bonds, which are general obligations of a governmental entity that are backed by the taxing power of such entity, or revenue bonds, which are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. Municipal bonds are long-term fixed rate debt obligations that generally decline in value with increases in interest rates, when an issuer's financial condition worsens or when the rating on a bond is decreased. Many municipal bonds may be called or redeemed prior to their stated maturity, an event which is more likely to occur when interest rates fall. In such an occurrence, a Fund may not be able to reinvest the money it receives in other bonds that have as high a yield or as long a maturity.

Many municipal bonds are subject to continuing requirements as to the actual use of the bond proceeds or manner of operation of the project financed from bond proceeds that may affect the exemption of interest on such bonds from federal income taxation. The market for municipal bonds is generally less liquid than for other securities and therefore the price of municipal bonds may be more volatile and subject to greater price fluctuations than securities with greater liquidity. In addition, an issuer's ability to make income distributions generally depends on several factors including the financial condition of the issuer and general economic conditions. Any of these factors may negatively impact the price of municipal bonds held by a Fund and would therefore impact the price of both the Securities and the Units.

Acts of terrorism and any resulting damage may not be covered by insurance on the bonds. Issuers of the bonds may therefore be at risk of default due to losses sustained as a result of terrorist activities.

Certain of the Funds held by the Trust may invest in insured municipal bonds.
Insurance guarantees the timely payment, when due, of all principal and interest on the insured securities. Such insurance is effective so long as the insured security is outstanding and the insurer remains in business. Insurance relates only to the particular security and not to the Units offered hereby or to their market value. There can be no assurance that any insurer listed will be able to satisfy its commitments in the event claims are made in the future.
Certain significant providers of insurance for municipal securities have recently incurred significant losses as a result of exposure to sub-prime mortgages and other lower credit quality investments that have experienced recent defaults or otherwise suffered extreme credit deterioration. As a result, such losses have reduced the insurers' capital and called into question their continued ability to perform their obligations under such insurance if they are called upon to do so in the future. While an insured municipal security will typically be deemed to have the rating of its insurer, if the insurer of a municipal security suffers a downgrade in its credit rating or the market discounts the value of the insurance provided by the insurer, the rating of the underlying municipal security will be more relevant and the value of the municipal security would more closely, if not entirely, reflect such rating. In such a case, the value of insurance associated with a municipal security would decline and may not add any value.

Insurance companies are subject to extensive regulation and supervision where they do business by state insurance commissioners who regulate the standards of solvency which must be maintained, the nature of and limitations on investments, reports of financial condition, and requirements regarding reserves for unearned premiums, losses and other matters. A significant portion of the assets of insurance companies is required by law to be held in reserve against potential claims on policies and is not available to general creditors. Although the federal government does not regulate the business of insurance, federal initiatives including pension regulation, controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, tax law changes affecting life insurance companies and repeal of the antitrust exemption for the insurance business can significantly impact the insurance business.

The costs associated with combating the COVID-19 pandemic and the negative impact on tax revenues has adversely affected the financial condition of many states and political subdivisions. As a result, an increasing number of municipalities have been unable to make payments on existing debt obligations.
This increase in defaults has resulted in many municipal issuers making draws on reserves, further impacting the value of bonds. To aid municipalities, the
Federal Reserve and the U.S. Treasury announced the Municipal Liquidity
Facility ("MLF") program on April 9, 2020 under which the Federal Reserve will lend on a recourse basis to a special purpose vehicle to purchase up to $500 billion of eligible notes from cities and states subject to certain population thresholds and other requirements. The Federal Reserve's MLF program provides a backstop for issuers to help meet the cash shortfall from lower revenues tied to the COVID-19 pandemic. In addition, Congress included provisions in the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") to
provide $150 billion in federal aid to state and local governments for COVID-
19 relief efforts. Different states are taking different approaches, depending on the status of their budgets prior to the COVID-19 crisis and how significantly they have been impacted by the pandemic. The Federal government may provide additional relief for municipalities, however additional federal funding for state and local governments is uncertain. It is impossible to assess the long-term impact of these government interventions on the municipal bond market, as many of the programs are just beginning to be operationalized.
The ongoing effects of the COVID-19 pandemic could result in continuing financial difficulties for municipal issuers, increasing the risk of additional defaults and volatility in the market, which could negatively impact the performance of the Trust.

Interest Rate Risk. Interest rate risk is the risk that the value of the securities held by the Funds held by the Trust will fall if interest rates increase. Securities typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes. Due to the current period of historically low rates, the securities held by the Funds may be subject to a greater risk of rising interest rates than would normally be the case.

Credit Risk. Credit risk is the risk that a security's issuer is unable or unwilling to make dividend, interest or principal payments when due and the related risk that the value of a security may decline because of concerns about the issuer's ability or willingness to make such payments.

Call Risk. Call risk is the risk that the issuer prepays or "calls" a bond before its stated maturity. An issuer might call a bond if interest rates fall and the bond pays a higher than market interest rate or if the issuer no longer needs the money for its original purpose. A bond's call price could be less than the price the Fund paid for the bond and could be below the bond's par value. This means a Fund could receive less than the amount paid for the bond and may not be able to reinvest the proceeds in securities with as high a yield as the called bond. A Fund may contain bonds that have "make whole" call options that generally cause the bonds to be redeemable at any time at a designated price. Such bonds are generally more likely to be subject to early redemption and may result in the reduction of income received by the Fund.

Extension Risk. If interest rates rise, certain obligations may be paid off by the obligor at a slower rate than expected, which will cause the value of such obligations to fall.

Leverage Risk. All of the Funds held by the Trust employ the use of leverage in their portfolios. Leverage may be structural leverage, through borrowings or the issuance of preferred stock, or effective leverage, which results from a Fund's investment in derivative instruments that are inherently leveraged.
While leverage often serves to increase the yield of a Fund, this leverage also subjects the Fund to increased risks, including the likelihood of increased volatility and the possibility that the Fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises.

Liquidity Risk. Liquidity risk is the risk that the value of a fixed-income security held by a Fund will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any fixed-income security because these securities generally trade in the over-the-
counter market (they are not listed on a securities exchange). During times of reduced market liquidity, the Funds held by the Trust may not be able to sell the underlying securities readily at prices reflecting the values at which the underlying securities are carried on a Fund's books. Sales of large blocks of securities by market participants that are seeking liquidity can further reduce security prices in an illiquid market.

Prepayment Risk. Many types of debt instruments are subject to prepayment risk, which is the risk that the issuer will repay principal prior to the maturity date. Debt instruments allowing prepayment may offer less potential for gains during a period of declining interest rates.

Valuation Risk. Unlike publicly traded securities that trade on national securities exchanges, there is no central place or exchange for trading most debt securities. Debt securities generally trade on an "over-the-counter"
market. Due to the lack of centralized information and trading, the valuation of debt securities may carry more uncertainty and risk than that of publicly traded securities. Accordingly, determinations of the fair value of debt securities may be based on infrequent and dated information. Also, because the available information is less reliable and more subjective, elements of judgment may play a greater role in valuation of debt securities than for other types of securities.

Fluctuation of Net Asset Value Risk. The net asset value of shares of a Fund will generally fluctuate with changes in the market value of the Fund's holdings. The market prices of shares will generally fluctuate in accordance with changes in net asset value as well as the relative supply of and demand for shares on the exchange on which they trade. The Trust cannot predict whether shares will trade below, at or above their net asset value because the shares trade on an exchange at market prices and not at net asset value. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for shares will be closely related to, but not identical to, the same forces influencing the prices of the holdings of a Fund trading individually or in the aggregate at any point in time.

Management Risk. Actively managed Funds are subject to management risk. In managing a Fund's investment portfolio, the Fund's investment advisor will apply investment techniques and risk analyses that may not have the desired result. There can be no guarantee that the Funds will meet their investment objectives.

Market Maker Risk. If a Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between a Fund's net asset value and the price at which the
Fund's shares are trading on the exchange, which could result in a decrease in value of the Fund's shares. In addition, decisions by market makers to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of a Fund's portfolio securities and the Fund's market price. This reduced effectiveness could result in a
Fund's shares trading at a discount to net asset value and also in greater than normal intraday bid-ask spreads for Fund shares.

Trading Issues Risk. Although the shares of a Fund are listed for trading on a securities exchange, there can be no assurance that an active trading market for such shares will develop or be maintained. Trading in shares on such exchanges may be halted due to market conditions or for reasons that, in the view of an exchange, make trading in shares inadvisable. In addition, trading in shares on an exchange is subject to trading halts caused by extraordinary market volatility pursuant to the exchange's "circuit breaker" rules. Market makers are under no obligation to make a market in a Fund's shares. There can be no assurance that the requirements of the exchange necessary to maintain the listing of a Fund will continue to be met or will remain unchanged. In particular, if a Fund does not comply with any provision of the listing standards of an exchange that are applicable to the Fund, and cannot bring itself into compliance within a reasonable period after discovering the matter, the exchange may remove the shares of the Fund from listing. The Funds may have difficulty maintaining their listing on an exchange in the event that a Fund's assets are small or the Fund does not have enough shareholders.

Cybersecurity Risk. As the use of Internet technology has become more prevalent in the course of business, the Trust has become more susceptible to potential operational risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the Trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Sponsor of the Trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cybersecurity breaches may involve unauthorized access to digital information systems utilized by the Trust through "hacking" or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cybersecurity breaches of the Trust's third-party service providers, or issuers in which the Trust invests, can also subject the Trust to many of the same risks associated with direct cybersecurity breaches. The Sponsor of, and third-party service provider to, the Trust have established risk management systems designed to reduce the risks associated with cybersecurity. However, there is no guarantee that such efforts will succeed, especially because the
Trust does not directly control the cybersecurity systems of issuers or third-
party service providers.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the Trust's investments. Any legislation that proposes to reduce or eliminate the exemption of interest on tax-exempt municipal bonds from federal income taxation would negatively impact the value of the municipal bonds held by the Funds held by the Trust. In addition, litigation regarding any of the issuers of the Securities, or the industries represented by these issuers, or litigation affecting the validity of certain municipal bonds or the tax-free nature of the interest thereon, may negatively impact the value of these
Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Trust's investments.

Additional Risks.

The following is a discussion of additional risks of investing in the Trust.

Common Stocks. Certain of the Funds held by the Trust invest in common stocks.
Common stocks represent a proportional share of ownership in a company. Common stock prices fluctuate for several reasons including changes in investors'
perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as market volatility, or when political or economic events affecting the issuers occur. Common stock prices may also be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase, negatively impacting issuers.

Floating-Rate Securities. All of the Funds held by the Trust invest in floating-rate securities. A floating-rate security is an instrument in which the interest rate payable on the obligation fluctuates on a periodic basis based upon changes in an interest rate benchmark. As a result, the yield on such a security will generally decline in a falling interest rate environment, causing the Trust to experience a reduction in the income it receives from such securities. A sudden and significant increase in market interest rates may increase the risk of payment defaults and cause a decline in the value of this investment and the value of the Units.

High-Yield Securities. Certain of the Funds held by the Trust invest in securities rated below investment grade by one or more rating agencies (high-
yield securities or "junk" bonds). High-yield securities held by Funds represent approximately 8.19% of the underlying assets of the Trust. High-
yield, high-risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.

High-yield securities or "junk" bonds, the generic names for securities rated below "BBB-" by Standard & Poor's or below "Baa3" by Moody's, are frequently issued by corporations in the growth stage of their development or by established companies that are highly leveraged or whose operations or industries are depressed. Obligations rated below "BBB-" should be considered speculative as these ratings indicate a quality of less than investment grade, and therefore carry an increased risk of default as compared to investment grade issues. The Funds held by the Trust may invest in securities of any high-
yield credit quality, including securities rated as low as "D" by Standard and
Poor's or "C" by Moody's. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

The market for high-yield securities is smaller and less liquid than that for investment grade securities. High-yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment grade securities and the purchase or sale of such securities may take longer to complete.

Distressed debt securities are speculative and involve substantial risks in addition to the risks of investing in high-yield securities that are not in default. Generally, holders of distressed debt securities will not receive interest payments, and there is a substantial risk that the principal will not be repaid. In any reorganization or liquidation proceeding related to a distressed debt security, holders may lose their entire investment in the security.

Large Capitalization Companies. Certain of the Funds held by the Trust invest in large capitalization companies. The return on investment in stocks of large capitalization companies may be less than the return on investment in stocks of small and/or mid capitalization companies. Large capitalization companies may also grow at a slower rate than the overall market.

LIBOR Risk. All of the Funds held by the Trust invest significantly in floating-rate securities that pay interest based on LIBOR. In 2012, regulators in the United States and the United Kingdom alleged that certain banks, including some banks serving on the panel for U.S. dollar LIBOR, engaged in manipulative acts in connection with their submissions to the British Bankers
Association. Manipulation of the LIBOR rate-setting process would raise the risk to a Fund of being adversely impacted if a Fund received a payment based upon LIBOR and such manipulation of LIBOR resulted in lower resets than would have occurred had there been no manipulation.

In 2017, the head of the United Kingdom's Financial Conduct Authority announced a desire to phase out the use of LIBOR by the end of 2021. While some instruments tied to LIBOR may include a replacement rate in the event
LIBOR is discontinued, not all instruments have such fallback provisions and the effectiveness of such replacement rates remains uncertain. The potential cessation of LIBOR could affect the value and liquidity of investments tied to
LIBOR, especially those that do not include fallback provisions. Due to the uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate, the potential effect of a transition away from LIBOR on a
Fund or the financial instruments in which the Fund invests cannot yet be determined.

Money Market Securities. Certain of the Funds held by the Trust invest in money market or similar securities as a defensive measure when the Fund's investment advisor anticipates unusual market or other conditions. If market conditions improve while a Fund has temporarily invested some or all of its assets in high quality money market securities, the potential gain from the market upswing may be reduced, thus limiting the Fund's opportunity to achieve its investment objective.

Mortgage-Backed Securities. Certain of the Funds held by the Trust invest in mortgage-backed securities. Mortgage-backed securities represent direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property and can include single- and multi-class pass-through securities and collateralized mortgage obligations. Mortgage-backed securities are based on different types of mortgages, including those on commercial real estate or residential properties. These securities often have stated
maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities. In practice, however, unscheduled or early payments of principal and interest on the underlying mortgages may make the securities' effective maturity shorter than this.
Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities. In addition, mortgage-backed securities are subject to prepayment risk, the risk that borrowers may pay off their mortgages sooner than expected, particularly when interest rates decline. This can reduce the Funds', and therefore the Trust's, returns because the Funds may have to reinvest that money at lower prevailing interest rates.

Mortgage-backed securities, and particularly non-agency mortgage-backed securities, are subject to liquidity risk, which is the risk that the value of such securities held by a Fund will fall if trading in the securities is limited or absent. No one can guarantee that a liquid trading market will exist for any mortgage-backed security because these securities generally trade in the over-the-counter market (they are not listed on a securities exchange). The liquidity of a mortgage-backed security may change drastically over time.

Short Sales Risk. A Fund may engage in "short sale" transactions. A Fund will lose value if the security or instrument that is the subject of a short sale increases in value. A Fund also may enter into a short derivative position through a futures contract. If the price of the security or derivative that is the subject of a short sale increases, then the Fund will incur a loss equal to the increase in price from the time that the short sale was entered into plus any premiums and interest paid to a third party in connection with the short sale. Therefore, short sales involve the risk that losses may be exaggerated, potentially losing more money than the actual cost of the investment. Also, there is the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Fund.

Small and/or Mid Capitalization Companies. Certain of the Funds held by the
Trust invest in small and/or mid capitalization companies. Investing in stocks of such companies may involve greater risk than investing in larger companies.
For example, such companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Securities of such companies generally trade in lower volumes and are generally subject to greater and less predictable changes in price than securities of larger companies. In addition, small and mid-cap stocks may not be widely followed by the investment community, which may result in low demand.

                       Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under
"Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the
Income and/or Capital Accounts.

Although you are not required to pay for your Units until two business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of
1934, as amended.

Organization Costs. Securities purchased with the portion of the Public
Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust.
Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the
Sponsor for Trust organization costs, the Trustee will sell additional
Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of the Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Notes to Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the
Securities contained in the Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of the Trust is generally
$1,000 worth of Units ($500 if you are purchasing Units for your Individual
Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge of 2.75% per Unit is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of
2.75% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.275 per
Unit). On the Initial Date of Deposit, and any other day the Public Offering
Price per Unit equals $10.00, there is no initial sales charge. Thereafter, you will pay an initial sales charge when the Public Offering Price per Unit exceeds $10.00 and as deferred sales charge and creation and development fee payments are made.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of $.075 per Unit will be deducted from the Trust's assets on the twentieth day of each month from April 20, 2021 through June 18, 2021. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 2.25% of the Public Offering Price.

If you purchase Units after the last deferred sales charge payment has been assessed, your transactional sales charge will consist of a one-time initial sales charge of 2.25% of the Public Offering Price (equivalent to 2.302% of the net amount invested).

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 2.75% per Unit and the maximum dealer concession is 2.00% per Unit.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer
(a) charges periodic fees in lieu of commissions; (b) charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee
Accounts"), you will not be assessed the transactional sales charge described above on such purchases. These Units will be designated as Fee Account Units and, depending upon the purchase instructions we receive, assigned either a
Fee Account Cash CUSIP Number, if you elect to have distributions paid to you, or a Fee Account Reinvestment CUSIP Number, if you elect to have distributions reinvested into additional Units of the Trust. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the
Sponsor, our related companies, and dealers and their affiliates will purchase
Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of the price you pay for your Units or whether you are eligible to receive any discounts.
However, if the purchase price of your Units was less than $10.00 per Unit or if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Account Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of a Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This
Public Offering Price will be effective for all orders received before the
Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the
NYSE is open. For purposes of Securities and Unit settlement, the term business day does not include days on which U.S. financial institutions are closed.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market, LLC(R), their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore ("Primary Exchange"), which shall be deemed to be the NYSE if the Securities are listed thereon (unless the Evaluator deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Securities will be valued based on the last trade price on the Primary Exchange. If no trades occur on the Primary Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Evaluator, an appropriate secondary exchange, if any. If no trades occur on the Primary
Exchange or any appropriate secondary exchange on a specific trade date, the
Evaluator will determine the value of the Securities using the best information available to the Evaluator, which may include the prior day's evaluated price. If the Security is an American Depositary Receipt/ADR, Global
Depositary Receipt/GDR or other similar security in which no trade occurs on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate
ADR/GDR ratio, the exchange rate and such other information which the
Evaluator deems appropriate. For purposes of valuing Securities traded on The
NASDAQ Stock Market, LLC(R), closing sale price shall mean the Nasdaq(R)
Official Closing Price as determined by The NASDAQ Stock Market, LLC(R). If the Securities are not so listed or, if so listed and the principal market therefore is other than on the Primary Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market, or (c) any combination of the above. If such prices are in a currency other than U.S. dollars, the value of such Security shall be converted to U.S. dollars based on current exchange rates (unless the
Evaluator deems such prices inappropriate as a basis for evaluation). If the
Evaluator deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Evaluator shall use such other information available to the Evaluator which it deems appropriate as the basis for determining the value of a Security.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                    Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All
Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust.
This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 2.00% of the Public Offering Price per
Unit, subject to reductions set forth in "Public Offering-Discounts for
Certain Persons."

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                                Additional
(in millions)                              Concession
_____________________________________________________
$25 but less than $100                         0.035%
$100 but less than $150                        0.050%
$150 but less than $250                        0.075%
$250 but less than $1,000                      0.100%
$1,000 but less than $5,000                    0.125%
$5,000 but less than $7,500                    0.150%
$7,500 or more                                 0.175%

Dealers and other selling agents will not receive a concession on the sale of
Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met.
Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time.
Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of this
Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the
Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades.
Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," create a conflict of interest by influencing financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected;
various unit investment trust features such as convenience and costs; and
options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or (3)
information from publications such as Money, The New York Times, U.S. News and
World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                    The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit of the Trust less any reduction as stated in "Public
Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the
Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Notes to Schedule of Investments"). During the
initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                    The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR
UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER
FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                    How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the
Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any.
However, the amount you will receive is the same as you would have received on redemption of the Units.

                    Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses exceed the estimate, the Trust will bear the excess. The
Trustee will pay operating expenses of the Trust from the Income Account if funds are available, and then from the Capital Account. The Income and Capital
Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use. In addition, investors will also indirectly pay a portion of the expenses of the underlying
Funds.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust. As
Sponsor, we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The
"creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to the Trust's operating expenses, and those fees described above, the Trust may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests (i.e., participating in litigation concerning a portfolio security) and the costs of indemnifying the Trustee;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of the Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the
Trust. In addition, if there is not enough cash in the Income or Capital
Account, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See
"Tax Status."

                         Tax Status

Federal Tax Matters.

This section discusses some of the main U.S. federal income tax consequences of owning Units of the Trust as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a broker/dealer or other investor with special circumstances. In addition, this section may not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel may not have been asked to review, and may not have reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust.
This summary may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

Unit investment trusts maintain both Income and Capital Accounts, regardless of tax structure. Please refer to the "Income and Capital Distributions"
section of the prospectus for more information.

The Trust intends to qualify as a "regulated investment company," commonly known as a "RIC," under the federal tax laws. If the Trust qualifies as a RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes. For federal income tax purposes, you are treated as the owner of the Trust Units and not of the assets held by the
Trust.

Income from the Trust.

After the end of each year, you will receive a tax statement that separates the Trust's distributions into ordinary income dividends, capital gain dividends, exempt-interest dividends and return of capital. Income that is categorized as exempt-interest dividends generally is excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends may be taken into account for alternative minimum tax purposes and may have other tax consequences. Income reported is generally net of expenses
(but see "Treatment of Trust Expenses" below). Ordinary income dividends are generally taxed at your ordinary income tax rate, however certain dividends received from the Trust may be taxed at the capital gains tax rates.
Generally, all capital gain dividends are treated as long-term capital gains regardless of how long you have owned your Units. In addition, the Trust may make distributions that represent a return of capital for tax purposes and will generally not be currently taxable to you, although they generally reduce your tax basis in your Units and thus increase your taxable gain or decrease your loss when you dispose of your Units. The tax laws may require you to treat distributions made to you in January as if you had received them on
December 31 of the previous year.

Some distributions from the Trust may qualify as long-term capital gains, which, if you are an individual, is generally taxed at a lower rate than your ordinary income and short-term capital gain income. The distributions from the
Trust that you must take into account for federal income tax purposes are not reduced by the amount used to pay a deferred sales charge, if any.
Distributions from the Trust, including capital gains but not exempt-interest dividends, may also be subject to a "Medicare tax" if your adjusted gross income exceeds certain threshold amounts.

Sale of Units.

If you sell your Units (whether to a third party or to the Trust), you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your (adjusted) tax basis in your Units from the amount you receive from the sale. Your original tax basis in your Units is generally equal to the cost of your Units, including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your
Units, in which case your gain would be calculated using your adjusted basis.

The tax statement you receive in regard to the sale or redemption of your
Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-term capital gain. The information reported to you is based upon rules that do not take into consideration all of the facts that may be known to you or to your advisors. You should consult with your tax advisor about any adjustments that may need to be made to the information reported to you in determining the amount of your gain or loss.

Distribution Reinvestment Option.

If you elect to reinvest your distributions into additional Units, you will be treated as if you have received your distribution in an amount equal to the distribution you are entitled to. Your tax liability will be the same as if you received the distribution in cash.  Also, the reinvestment would generally be considered a purchase of new Units for federal income tax purposes.

Treatment of Trust Expenses.

Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. You may not be able to take a deduction for some or all of these expenses even if the cash you receive is reduced by such expenses.

Non-U.S. Investors.

If you are a non-U.S. investor, distributions from the Trust treated as dividends will generally be subject to a U.S. withholding tax of 30% of the distribution. Certain dividends, such as capital gains dividends, short-term capital gains dividends, and distributions that are attributable to exempt-
interest income or certain other interest income, may not be subject to U.S.
withholding taxes. In addition, some non-U.S. investors may be eligible for a reduction or elimination of U.S. withholding taxes under a treaty. However, the qualification for those exclusions may not be known at the time of the distribution.

Separately, the United States, pursuant to the Foreign Account Tax Compliance
Act ("FATCA") imposes a 30% tax on certain non-U.S. entities that receive U.S.
source interest or dividends if the non-U.S. entity does not comply with certain U.S. disclosure and reporting requirements. This FATCA tax also currently applies to the gross proceeds from the disposition of securities that produce U.S. source interest or dividends. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

It is the responsibility of the entity through which you hold your Units to determine the applicable withholding.

In-Kind Distributions.

If permitted by this prospectus, as described in "Redeeming Your Units," you may request an In-Kind Distribution of Trust assets when you redeem your
Units. This distribution is subject to tax, and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                      Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts,

- Keogh Plans,

- Pension funds, and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                   Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account.
Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co. DTC will forward all notices and credit all payments received in respect of the
Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any)
distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the
Trustee copies of the evaluations of the Securities as prepared by the
Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

              Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a
Record Owner. The Trustee will credit any dividends received on the Trust's
Securities to the Income Account of the Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital
Account of the Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will make distributions on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date.
Distributions will consist of an amount substantially equal to the Unit holder's pro rata share of the balance of the Income Account calculated on the basis of one-twelfth of the estimated annual dividend distributions (reset on a quarterly basis) in the Income Account after deducting estimated expenses.
See "Summary of Essential Information." The amount of the initial distribution from the Income Account will be prorated based on the number of days in the first payment period. No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Distribution Dates.
Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month provided the amount equals at least $1.00 per
100 Units. In any case, the Trustee will distribute any funds in the Capital
Account in December of each year and as part of the final liquidation distribution. If the Trustee does not have your taxpayer identification number
("TIN"), it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your
TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

If an Income or Capital Account distribution date is a day on which the NYSE is closed, the distribution will be made on the next day the stock exchange is open. Distributions are paid to Unit holders of record determined as of the close of business on the Record Date for that distribution or, if the Record
Date is a day on which the NYSE is closed, the first preceding day on which the exchange is open.

We anticipate that there will be enough money in the Capital Account of the
Trust to pay the deferred sales charge to the Sponsor. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after the Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in the Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of the Trust by notifying your broker/dealer or bank within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such
Trust. There is no sales charge on Units acquired through the Distribution
Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The
Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Because the Trust may begin selling Securities nine business days prior to the Mandatory Termination Date, reinvestment is not available during this period. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST
DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                    Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your
Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Two business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units (if such day is a day the NYSE is open for trading).
However, if the redemption request is received after 4:00 p.m. Eastern time
(or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the
NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the
Income Account if funds are available for that purpose, or from the Capital
Account. All other amounts paid on redemption will be taken from the Capital
Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 2,500 Units, or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption
Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind
Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the 10 business days prior to the Trust's Mandatory
Termination Date will be honored. Where possible, the Trustee will make an In-
Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities, you should be aware that it will be considered a taxable event at the time you receive the
Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If
Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts not designated to purchase
Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

             Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of the Trust as a "regulated investment company" in the case of the Trust which has elected to qualify as such or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the Trust which is a
"regulated investment company";

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust;

- As a result of the ownership of the Security, the Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for the Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except for instances in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust will generally not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of
Securities, exchanged securities or property will be credited to the Capital
Account of the Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trust, which may include broker/dealers who sell
Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such
Securities or property. The Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us; or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed.

            Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests
(as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the
Mandatory Termination Date as stated in the "Summary of Essential
Information." The Trust may be terminated earlier:

- Upon the consent of 100% of the Unit holders of the Trust;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary
Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60%
of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

If the Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of the Trust before the Mandatory
Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, the Trust may be reduced below the
Discretionary Liquidation Amount and could therefore be terminated before the
Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the
Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

You will receive a cash distribution from the sale of the remaining
Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

      Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $460 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East
Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of
December 31, 2019, the total partners' capital of First Trust Portfolios L.P.
was $49,108,615.

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 240 Greenwich Street, New York, New York 10286, telephone 800-813-3074. If you have questions regarding your account or your
Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State
Department of Financial Services and the Board of Governors of the Federal
Reserve System, and its deposits are insured by the Federal Deposit Insurance
Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the
Trustee's case) or reckless disregard of our obligations and duties. The
Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the
Trustee will not be liable for any action it takes in good faith under the
Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC,

- Terminate the Indenture and liquidate the Trust, or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 120
East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                      Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois
60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product. You should be aware that the Trust and the underlying Funds do not necessarily have exposure to all of the various asset classes described in the Information Supplement.
In addition, the underlying Funds' exposure to the investments described in the Information Supplement is not fixed and may change over time.

                                FIRST TRUST(R)

                 Municipal Income Select, Closed-End Portfolio,
                                   Series 118

                                    FT 9124

                                    Sponsor:

                          First Trust Portfolios L.P.

                          Member SIPC o Member FINRA
                            120 East Liberty Drive
                            Wheaton, Illinois 60187
                                 800-621-1675

                                   Trustee:

                          The Bank of New York Mellon

                             240 Greenwich Street
                           New York, New York 10286
                                 800-813-3074
                             24-Hour Pricing Line:
                                 800-446-0132
 Please refer to the "Summary of Essential Information" for the Product Code.

                           ________________________

 When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus
       for a future series, in which case you should note the following:

 THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY
  NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT
  SERIES HAS BECOME EFFECTIVE WITH THE SEC. NO SECURITIES CAN BE SOLD IN ANY
                     STATE WHERE A SALE WOULD BE ILLEGAL.
                           ________________________

   This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

              -  Securities Act of 1933 (file no. 333-250871) and

              -  Investment Company Act of 1940 (file no. 811-05903)

Information about the Trust, including its Code of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information
 regarding the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 202-942-8090.

  Information about the Trust is available on the EDGAR Database on the SEC's
                         Internet site at www.sec.gov.

                    To obtain copies at prescribed rates -

                   Write: Public Reference Section of the SEC
                          100 F Street, N.E.
                          Washington, D.C. 20549
          e-mail address: publicinfo@sec.gov

                               December 23, 2020

              PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                                FIRST TRUST(R)

                                 The FT Series

                            Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT
9124 not found in the prospectus for the Trust. However, you should be aware that the Trust and the underlying Funds do not necessarily have exposure to all of the various asset classes described in this Information Supplement. In addition, the underlying Funds' exposure to the investments described below is not fixed and may change over time. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.

This Information Supplement is dated December 23, 2020. Capitalized terms have been defined in the prospectus.

                               Table of Contents

Risk Factors
   Securities                                                     2
   Common Stocks                                                  2
   Preferred Stocks                                               2
   Trust Preferred Securities                                     2
   REITs                                                          3
   ETFs                                                           4
   Closed-End Funds                                               5
   Business Development Companies                                 5
   Convertible Securities                                         6
   Fixed-Income Securities                                        8
   High-Yield Securities                                          9
   Senior Loans                                                  10
   Subprime Residential Mortgage Loans                           11
   TIPS                                                          11
   Foreign Issuers                                               11
   Emerging Markets                                              12
   Small and/or Mid Capitalization Companies                     13
Municipal Securities                                             13
   Education Revenue Securities                                  13
   Health Care Revenue Securities                                13
   Industrial Revenue Securities                                 14
   Lease Obligation Revenue Securities                           14
   Multi-Family Mortgage Revenue Securities                      14
   Resource Recovery Facility Revenue Securities                 15
   Single Family Mortgage Revenue Securities                     15
   Special Tax Revenue Securities                                15
   Tax Allocation Revenue Securities                             15
   Transportation Facility Revenue Securities                    16
   Utility Revenue Securities                                    16
   Water and Sewerage Revenue Securities                         16
   Discount Securities                                           16
   Original Issue Discount Securities                            16
   Premium Securities                                            17
   When Issued Securities                                        17
   Zero Coupon Securities                                        17
   Insurance Risk                                                17

Risk Factors

Securities. An investment in Units of the Trust should be made with an understanding of the risks involved in the Trust's exposure to the following types of securities, either directly or indirectly through the Funds held by the Trust: common stocks ("Common Stocks"), preferred stock ("Preferred
Stocks"), trust preferred securities ("Trust Preferred Securities"), real estate investment trusts ("REITs"), exchange-traded funds ("ETFs"), closed-end funds ("Closed-End Funds") and/or business development companies.

Common Stocks. An investment in common stocks should be made with an understanding of the risks which such an investment entails, including the risk that the financial condition of the issuers of the common stocks or the general condition of the relevant stock market may worsen, and the value of the common stocks and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers.
Shareholders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock.
Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Preferred Stocks. An investment in preferred stocks should be made with an understanding of the risks which such an investment entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the preferred stock market may worsen, and the value of the preferred stocks and therefore the value of the Units may decline.
Preferred stocks may be susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, market liquidity, and global or regional political, economic or banking crises. Preferred stocks are also vulnerable to Congressional reductions in the dividends received deduction which would adversely affect the after-tax return to the investors who can take advantage of the deduction.
Such a reduction might adversely affect the value of preferred stocks in general. Holders of preferred stocks, as owners of the entity, have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, other senior preferred stocks of, such issuers. Preferred stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or senior preferred stocks will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the Securities may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Trust Preferred Securities. An investment in trust preferred securities should be made with an understanding of the risks which such an investment entails.
Holders of trust preferred securities incur risks in addition to or slightly different than the typical risks of holding preferred stocks. Trust preferred securities are limited-life preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. The maturity and dividend rate of the trust preferred securities are structured to match the maturity and coupon interest rate of the interest-bearing notes, preferred securities or subordinated debentures. Trust preferred securities usually mature on the stated maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated
maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain extraordinary circumstances at any time. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions on the trust preferred securities are treated as interest rather than dividends for Federal income tax purposes. Unlike most preferred stocks, distributions received from trust preferred securities are not eligible for the dividends-
received deduction. Certain of the risks unique to trust preferred securities include: (i) distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-
bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments for up to 20 consecutive quarters and if such election is made, distributions will not be made on the trust preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the trust preferred securities prior to their stated
maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-
bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) trust preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the trust preferred securities, is dependent on the financial condition of the issuing corporation.

REITs. An investment in Units of the Trust should be made with an understanding of risks inherent in an investment in REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate.
Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of REITs will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors,
(ii) issue shares of transferable interest to its owners, (iii) have at least
100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If a REIT should fail to qualify for such tax status, the related shareholders (including such Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and a Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of
God, including earthquakes, fires and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of REITs. The value of REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-
liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the
Internal Revenue Code, and to maintain exemption from the Investment Company
Act of 1940. A default by a borrower or lessee may cause a REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, REITs may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying REITs by taxing authorities.
Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units.
There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that REITs may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire. Certain of the REITs may also be Mortgage REITs. Mortgage REITs are companies that provide financing for real estate by purchasing or originating mortgages and mortgage-backed securities and earn income from the interest on these investments. Mortgage REITs are also subject to many of the same risks associated with investments in other REITs and to real estate market conditions.

ETFs. An investment in ETFs should be made with an understanding of the risks which such an investment entails. ETFs are investment pools that hold other securities. ETFs are either passively-managed index funds that seek to replicate the performance or composition of a recognized securities index or actively-managed funds that seek to achieve a stated investment objective.
ETFs are either open-end management investment companies or unit investment trusts registered under the Investment Company Act of 1940, as amended. Unlike typical open-end funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. ETFs generally sell and redeem shares in large blocks (often known as "Creation Units"), however, the
Sponsor does not intend to sell or redeem ETFs in this manner. In addition, securities exchanges list ETF shares for trading, which allow investors to purchase and sell individual ETF shares among themselves at market prices throughout the day. The Trust will purchase and sell ETF shares on these securities exchanges. ETFs therefore possess characteristics of traditional open-end funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable.

ETFs can provide exposure to broad-based indexes, growth and value styles, market cap segments, sectors and industries, specific countries or regions of the world or physical commodities. The securities comprising ETFs may be common stocks, fixed-income securities or physical commodities. ETFs contain a number of securities, anywhere from fewer than 20 securities up to more than
1,000 securities. As a result, investors in ETFs obtain exposure to a much greater number of securities than an individual investor would typically be able to obtain on their own. The performance of index-based ETFs is generally highly correlated with the indices or sectors which they are designed to track.

ETFs are subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund's portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding ETFs or their underlying investments change.

Shares of ETFs frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Closed-End Funds. An investment in closed-end funds should be made with an understanding of the risks which such an investment entails. Closed-end mutual funds' portfolios are managed and their shares are generally listed on a securities exchange. The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities which the closed-end fund owns. In addition, for various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Closed-end funds' articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders
(including the Trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares which were purchased by a Trust at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to a
Trust since shares of open-end funds trade at net asset value. Certain closed-
end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent such a plan was implemented and shares owned by a Trust are repurchased by a fund, the Trust's position in that fund would be reduced and the cash would be distributed.

A Trust is prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which they invest. In the event of a rights offering for additional shares of a fund, Unit holders should expect that their Trust will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

Closed-end funds may utilize leveraging in their portfolios. Leveraging can be expected to cause increased price volatility for those fund's shares, and as a result, increased volatility for the price of the Units of a Trust. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.

Business Development Companies. An investment in business development companies should be made with an understanding of the risks which such an investment entails. Business development companies' portfolios are managed and their shares are generally listed on a securities exchange. Business development companies are closed-end funds which have elected to be treated as business development companies. The net asset value of business development company shares will fluctuate with changes in the value of the underlying securities which the business development company fund owns. In addition, for various reasons business development company shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Business development companies' articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders
(including the Trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those business development company shares which were purchased by the Trust at a premium. In the unlikely event that a business development company converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to a Trust since shares of open-end funds trade at net asset value. Certain business development companies may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent such a plan was implemented and shares owned by the Trust are repurchased by a fund, the Trust's position in that fund would be reduced and the cash would be distributed.

A Trust is prohibited from subscribing to a rights offering for shares of any of the business development companies in which they invest. In the event of a rights offering for additional shares of a fund, Unit holders should expect that their Trust will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed.
This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

Business development companies may utilize leveraging in their portfolios.
Leveraging can be expected to cause increased price volatility for those fund's shares, and as a result, increased volatility for the price of the
Units of a Trust. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.

Convertible Securities. The following section applies to individual Trusts which contain Securities which invest in convertible securities. Convertible securities include convertible subordinated debentures and corporate bonds
("Convertible Bonds") and cumulative convertible preferred stocks
("Convertible Preferred Stocks"). Convertible securities contain a conversion privilege which, under specified circumstances, offers the holder the right to exchange such security for common stock of the issuing corporation.
Convertible Bonds obligate the issuing company to pay a stated annual rate of interest (or a stated dividend in the case of Convertible Preferred Stocks)
and to return the principal amount after a specified period of time. The income offered by convertible securities is generally higher than the dividends received from the underlying common stock, but lower than similar quality non-convertible debt securities. Convertible securities are usually priced at a premium to their conversion value, i.e., the value of the common stock received if the holder were to exchange the convertible security.

The holder of the convertible security may choose at any time to exchange the convertible security for a specified number of shares of the common stock of the corporation, or occasionally a subsidiary company, at a specified price, as defined by the corporation when the security is issued. Accordingly, the value of the convertible obligation may generally be expected to increase
(decrease) as the price of the associated common stock increases (decreases).
Also, the market value of convertible securities tends to be influenced by the level of interest rates and tends to decline as interest rates increase and, conversely, to increase as interest rates decline. Convertible securities rank senior to common stocks in an issuer's capital structure, but are junior to non-convertible debt securities. As convertible securities are considered junior to any non-convertible debt securities issued by the corporation, convertible securities are typically rated by established credit ratings agencies at one level below the rating on such corporation's non-convertible debt.

Convertible securities are hybrid securities, combining the investment characteristics of both bonds and common stock. Like a bond (or preferred stock), a convertible security pays interest at a fixed rate (dividend), but may be converted into common stock at a specified price or conversion rate.

When the conversion price of the convertible security is significantly above the price of the issuer's common stock, a convertible security takes on the risk characteristics of a bond. At such times, the price of a convertible security will vary inversely with changes in the level of interest rates. In other words, when interest rates rise, prices of convertible securities will generally fall; conversely, when interest rates fall, prices of convertible securities will generally rise. This interest rate risk is in part offset by the income paid by the convertible securities.

In contrast, when the conversion price of a convertible security and the common stock price are close to one another, a convertible security will behave like a common stock. In such cases, the prices of convertible securities may exhibit the short-term price volatility characteristic of common stocks.

For these reasons Unit holders must be willing to accept the market risks of both bonds and common stocks. However, because convertible securities have characteristics of both common stocks and bonds, they tend to be less sensitive to interest rate changes than bonds of comparable maturity and quality, and less sensitive to stock market changes than fully invested common stock portfolios. Because of these factors and the hybrid nature of convertible securities, Unit holders should recognize that convertible securities are likely to perform quite differently than broadly-based measures of the stock and bond markets.

The market for convertible securities includes a larger proportion of small-
to medium-size companies than the broad stock market (as measured by such indices as the Standard & Poor's 500 Composite Stock Price Index). Companies
which issue convertible securities are often lower in credit quality, typically rated below "Investment Grade." Moreover, the credit rating of a company's convertible issuance is generally lower than the rating of the company's conventional debt issues since the convertible security is normally a "junior" security. Securities with such ratings are considered speculative, and thus pose a greater risk of default than investment grade securities.

High-risk securities may be thinly traded, which can adversely affect the prices at which such securities can be sold and can result in high transaction costs. Judgment plays a greater role in valuing high risk securities than securities for which more extensive quotations and last sale information are available. Adverse publicity and changing investor perceptions may affect the ability of outside price services to value securities.

During an economic downturn or a prolonged period of rising interest rates, the ability of issuers of debt to serve their payment obligations, meet projected goals, or obtain additional financing may be impaired.

Convertible securities are subject to the risk that the financial condition of the issuers of the convertible securities or the general condition of the stock market or bond market may worsen and the value of the convertible securities and therefore the value of the Units may decline. Convertible securities may be susceptible to general stock market movements and to increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Convertible
Preferred Stocks are also subject to Congressional reductions in the dividends-
received deduction which would adversely affect the after-tax return to the corporate investors who can take advantage of the deduction. Such reductions also might adversely affect the value of preferred stocks in general. Holders of preferred stocks have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, senior preferred stocks of, such issuers. Convertible Preferred Stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income (since dividends on a preferred stock must be declared by the issuer's Board of
Directors) or provide the same degree of protection of capital as do debt securities. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. The issuance of additional debt securities or senior preferred stock will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the Convertible
Preferred Stocks in the Funds may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Date of
Deposit. Holders of Convertible Preferred Stocks incur more risk than holders of debt obligations because preferred stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of or holders of debt obligations issued by the issuer.

Convertible Bonds are typically subordinated debentures and, therefore, the claims of senior creditors must be settled in full before any payment will be made to holders of Convertible Bonds in the event of insolvency or bankruptcy.
Senior creditors typically include all other long-term debt issuers and bank loans. Convertible Bonds do, however, have a priority over common and preferred stock. Investors in Convertible Bonds pay for the conversion privilege by accepting a significantly lower yield-to-maturity than that concurrently offered by non-convertible bonds of equivalent quality.

Whether or not the convertible securities are listed on a national securities exchange, the principal trading market for the convertible securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the convertible securities may depend on whether dealers will make a market in the convertible securities. There can be no assurance that a market will be made for any of the convertible securities, that any market for the convertible securities will be maintained or of the liquidity of the convertible securities in any markets made.

Issues of Convertible Bonds and Convertible Preferred Stocks generally provide that the convertible security may be liquidated, either by a partial scheduled redemption pursuant to a sinking fund or by a refunding redemption pursuant to which, at the option of the issuer, all or part of the issue can be retired from any available funds, at prices which may or may not include a premium over the involuntary liquidation preference, which generally is the same as the par or stated value of the convertible security. In general, optional redemption provisions are more likely to be exercised when the convertible security is valued at a premium over par or stated value than when they are valued at a discount from par or stated value. Generally, the value of the convertible security will be at a premium over par when market interest rates fall below the coupon rate.

Fixed-Income Securities. The following section applies to individual Trusts which contain Securities which invest in fixed-income securities. Fixed-income securities, in many cases, do not have the benefit of covenants which would prevent the issuer from engaging in capital restructurings or borrowing transactions in connection with corporate acquisitions, leveraged buyouts or restructurings which could have the effect of reducing the ability of the issuer to meet its debt obligations and might result in the ratings of the securities and the value of the underlying Trust portfolio being reduced.

Fixed-income securities may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount securities at the time they were purchased were lower than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal.
Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced. A discount security held to maturity will have a larger portion of its total return in the form of capital gain and less in the form of interest income than a comparable security newly issued at current market rates. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the securities.

Fixed-income securities may be original issue discount securities or zero coupon securities. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the securities, is deemed to accrue on a daily basis and the accrued portion is treated as interest income for federal income tax purposes. On sale or redemption, any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income. The current value of an original discount security reflects the present value of its stated redemption price at maturity. The market value tends to increase in greater increments as the securities approach maturity. The effect of owning deep discount zero coupon
Securities which do not make current interest payments is that a fixed yield is earned not only on the original investment, but also, in effect, on all earnings during the life of the discount obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, the zero coupon securities are subject to substantially greater price fluctuations during periods of changing interest rates than are securities of comparable quality which make regular interest payments.

Fixed-income securities may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium securities at the time they were purchased were higher than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparable securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value. To the extent that the securities were purchased at a price higher than the price at which they are redeemed, this will represent a loss of capital.

Certain fixed-income securities may be subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to optional redemption provisions, sinking fund provisions or otherwise. A security subject to optional call is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a security issue is redeemed, at or before maturity, by the proceeds of a new security issue. A security subject to sinking fund redemption is one which is subject to partial call from time to time at par or from a fund accumulated for the scheduled retirement of a portion of an issue prior to maturity. Redemption pursuant to call provisions is more likely to occur, and redemption pursuant to sinking fund provisions may occur, when the securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value.

High-Yield Securities. The following section applies to individual Trusts which contain Securities which invest in high-yield securities. An investment in high-yield securities should be made with an understanding of the risks that an investment in high-yield, high-risk, fixed-rate, domestic and foreign securities or "junk" bonds may entail, including increased credit risks and the risk that the value of high-yield securities will decline, and may decline precipitously, with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of fixed-rate securities generally. High-yield securities are, under most circumstances, subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high-yield, high-risk securities resulting in a higher incidence of defaults among high-yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high-yield, high-
risk securities, an increase in interest rates will increase that issuer's interest expense insofar as the interest rate on the bank debt is fluctuating.
However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The Sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

High-yield securities or "junk" bonds, the generic names for securities rated below "BBB-" by Standard & Poor's, or below "Baa3" by Moody's, are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. The market for high-yield securities is very specialized and investors in it have been predominantly financial institutions. High-yield securities are generally not listed on a national securities exchange. Trading of high-yield securities, therefore, takes place primarily in over-the-counter markets which consist of groups of dealer firms that are typically major securities firms.
Because the high-yield security market is a dealer market, rather than an auction market, no single obtainable price for a given security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. Not all dealers maintain markets in all high-yield securities.
Therefore, since there are fewer traders in these securities than there are in
"investment grade" securities, the bid-offer spread is usually greater for high-yield securities than it is for investment grade securities.

Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a fixed-income security is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer's interest deduction with respect to the security will be disallowed and this disallowance may adversely affect the issuer's credit rating. Because investors generally perceive that there are greater risks associated with lower-rated securities, the yields and prices of these securities tend to fluctuate more than higher-rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high-
yield, high-risk, fixed-income securities may fluctuate more than the market value of higher-rated securities since high-yield, high-risk, fixed-income securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debtholders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High-yield, high-risk securities are also affected by variables such as interest rates, inflation rates and real growth in the economy. Therefore, investors should consider carefully the relative risks associated with investment in securities which carry lower ratings.

Should the issuer of any security default in the payment of principal or interest, the Securities in the Trust may incur additional expenses seeking payment on the defaulted security. Because amounts (if any) recovered by the
Securities in the Trust in payment under the defaulted security may not be reflected in the value of the Securities until actually received by the
Securities and depending upon when a Unit holder purchases or sells his or her
Units, it is possible that a Unit holder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

High-yield, high-risk securities are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

Obligations that are rated lower than "BBB-" by Standard & Poor's, or "Baa3"
by Moody's, respectively, should be considered speculative as such ratings indicate a quality of less than investment grade. Investors should carefully review the objective of the Trust and consider their ability to assume the risks involved before making an investment in the Trust.

Senior Loans. The following section applies to individual Trusts which contain
Securities which invest in senior loans issued by banks, other financial institutions, and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. An investment by Securities in senior loans involves risk that the borrowers under senior loans may default on their obligations to pay principal or interest when due. Although senior loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower's obligation in the event of non-payment or that such collateral could be readily liquidated. Senior loans are typically structured as floating-rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on
Securities investing in senior loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment.
Senior loans are generally below investment grade quality and may be unrated at the time of investment; are generally not registered with the SEC or state securities commissions; and are generally not listed on any securities exchange. In addition, the amount of public information available on senior loans is generally less extensive than that available for other types of assets.

Subprime Residential Mortgage Loans. The following section applies to individual Trusts which contain Securities which invest in subprime residential mortgage loans. An investment in subprime residential mortgage loans should be made with an understanding of the risks which such an investment entails, including increased credit risks and the risk that the value of subprime residential mortgage loans will decline, and may decline precipitously, with increases in interest rates. In a high interest rate environment, the value of subprime residential mortgage loans may be adversely affected when payments on the mortgages do not occur as anticipated, resulting in the extension of the mortgage's effective maturity and the related increase in interest rate sensitivity of a longer-term investment. The value of subprime mortgage loans may also change due to shifts in the market's perception of issuers and regulatory or tax changes adversely affecting the mortgage securities markets as a whole. Due to current economic conditions, including fluctuating interest rates and declining home values, as well as aggressive lending practices, subprime mortgage loans have in recent periods experienced increased rates of delinquency, foreclosure, bankruptcy and loss, and they are likely to continue to experience rates that are higher, and that may be substantially higher, than those experienced by mortgage loans underwritten in a more traditional manner. Thus, because of the higher delinquency rates and losses associated with subprime mortgage loans, risks of investing in Securities which hold subprime mortgage loans are similar to those which affect high-yield securities or "junk" bonds, which include less liquidity, greater volatility and an increased risk of default as compared to higher rated securities.

TIPS. The following section applies to individual Trusts which contain
Securities which invest in TIPS. TIPS are inflation-indexed fixed-income securities issued by the U.S. Department of Treasury that utilize an inflation mechanism tied to the Consumer Price Index ("CPI"). TIPS are backed by the full faith and credit of the United States. TIPS are offered with coupon interest rates lower than those of nominal rate Treasury securities. The coupon interest rate remains fixed throughout the term of the securities.
However, each day the principal value of the TIPS is adjusted based upon a pro-
rata portion of the CPI as reported three months earlier. Future interest payments are made based upon the coupon interest rate and the adjusted principal value. In a falling inflationary environment, both interest payments and the value of the TIPS will decline.

Foreign Issuers. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, foreign entities. Since certain of the Securities held by the Trust consist of, or invest in, securities issued by foreign entities, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the
Sponsor believes that adequate information will be available to allow the
Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies.
Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the
Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption.
In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act.
Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable.
Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Emerging Markets. The following section applies to individual Trusts which contain Securities issued by, or invest in securities from certain smaller and emerging markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities.

In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost.
Investors should therefore be aware that the Trust could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if the Trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend, to a large degree, upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

Small and/or Mid Capitalization Companies. The following section applies to individual Trusts which contain Securities issued by, or invest in Securities that hold securities issued by, small and/or mid capitalization companies.
While historically stocks of small and mid capitalization companies have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Such companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small and mid cap company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because such companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Municipal Securities

Bonds held directly by the Trust, or bonds held by Closed-End Funds or ETFs in which the Trust invests, may be general obligations of a governmental entity that are backed by the taxing power of such entity. Other bonds in the funds may be revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds in the funds, both within a particular classification and between classifications, depending on numerous factors. A description of certain types of revenue bonds follows.

Education Revenue Securities. Certain of the bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes, or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations would include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding and new government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees.

Health Care Revenue Securities. Certain of the bonds may be health care revenue bonds. Ratings of bonds issued for health care facilities are sometimes based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-
setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare,
Medicaid and other similar third party payor programs. Pursuant to recent
Federal legislation, Medicare reimbursements are currently calculated on a prospective basis utilizing a single nationwide schedule of rates. Prior to such legislation Medicare reimbursements were based on the actual costs incurred by the health facility. The current legislation may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program.

Industrial Revenue Securities. Certain of the bonds may be industrial revenue bonds ("IRBs"), including pollution control revenue bonds, which are taxable or tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. These projects are usually operated by corporate entities. Issuers are obligated only to pay amounts due on the IRBs to the extent that funds are available from the unexpended proceeds of the
IRBs or receipts or revenues of the issuer under an arrangement between the issuer and the corporate operator of a project. The arrangement may be in the form of a lease, installment sale agreement, conditional sale agreement or loan agreement, but in each case the payments to the issuer are designed to be sufficient to meet the payments of amounts due on the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry.
These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a complete restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness, which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or affected. The IRBs in a fund may be subject to special or extraordinary redemption provisions which may provide for redemption at par or, with respect to original issue discount bonds, at issue price plus the amount of original issue discount accreted to the redemption date plus, if applicable, a premium. The Sponsor cannot predict the causes or likelihood of the redemption of IRBs or other bonds in the funds prior to the stated
maturity of such bonds.

Lease Obligation Revenue Securities. Certain of the bonds may be lease obligations issued for the most part by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the governmental authorities are financing vehicles created solely for the construction of buildings (schools, administrative offices, convention centers and prisons, for example) or the purchase of equipment (police cars and computer systems, for example) that will be used by a state or local government (the "lessee"). Thus, these obligations are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the obligations. Lease obligations are subject, in almost all cases, to the annual appropriation risk, i.e., the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These obligations are also subject to construction and abatement risk in many states-rental obligations cease in the event that delays in building, damage, destruction or condemnation of the project prevents its use by the lessee. In these cases, insurance provisions designed to alleviate this risk become important credit factors. In the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the re-letting or sale of the project. Some of these issues, particularly those for equipment purchase, contain the so-
called "substitution safeguard," which bars the lessee government, in the event it defaults on its rental payments, from the purchase or use of similar equipment for a certain period of time. This safeguard is designed to insure that the lessee government will appropriate, even though it is not legally obligated to do so, but its legality remains untested in most, if not all, states.

Multi-Family Mortgage Revenue Securities. Certain of the bonds may be obligations of issuers whose revenues are primarily derived from housing projects for low to moderate income families. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels and adequate rental income, increases in taxes, employment and income conditions prevailing in local labor markets, utility costs and other operating expenses, the managerial ability of project managers, changes in laws and governmental regulations, the appropriation of subsidies and social and economic trends affecting the localities in which the projects are located. The occupancy of housing projects may be adversely affected by high rent levels and income limitations imposed under Federal and state programs. Multi-family mortgage revenue bonds are subject to redemption and call features, including extraordinary mandatory redemption features, upon prepayment, sale or non-origination of mortgage loans as well as upon the occurrence of other events. Certain issuers of multi-
family housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In one situation the New York City Housing Development Corporation, in reliance on its interpretation of certain language in the indenture under which one of its bond issues was created, redeemed all of such issue at par in spite of the fact that such indenture provided that the first optional redemption was to include a premium over par and could not occur prior to 1992.

Resource Recovery Facility Revenue Securities. Certain of the bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform; or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in the funds prior to the stated
maturity of the Securities.

Single Family Mortgage Revenue Securities. Certain of the bonds may be single family mortgage revenue bonds, which are issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. The redemption price of such issues may be more or less than the offering price of such bonds. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period or, in some cases, from the sale by the bond issuer of the mortgage loans. Failure of the originating financial institutions to make mortgage loans would be due principally to the interest rates on mortgage loans funded from other sources becoming competitive with the interest rates on the mortgage loans funded with the proceeds of the single family mortgage revenue bonds. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. Single family mortgage revenue bonds issued after December 31, 1980 were issued under Section 103A of the
Internal Revenue Code, which Section contains certain ongoing requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case, the issuer of the bonds has covenanted to comply with applicable ongoing requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. There can be no assurances that the ongoing requirements will be met. The failure to meet these requirements could cause the interest on the bonds to become taxable, possibly retroactively from the date of issuance.

Special Tax Revenue Securities. Certain of the bonds may be special tax bonds payable from and secured by the revenues derived by a municipality from a particular tax. Examples of special taxes are a tax on the rental of a hotel room, on the purchase of food and beverages, on the purchase of fuel, on the rental of automobiles or on the consumption of liquor. Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

Tax Allocation Revenue Securities. Certain of the bonds may be tax allocation bonds. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects financed by bond proceeds are located. Bond payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: variations in taxable values of property in the project area; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

Transportation Facility Revenue Securities. Certain of the bonds may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

Utility Revenue Securities. Certain of the bonds may be obligations of issuers whose revenues are primarily derived from the sale of energy. Utilities are generally subject to extensive regulation by state utility commissions which, among other things, establish the rates which may be charged and the appropriate rate of return on an approved asset base. The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the governing public utility commission, the difficulty in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, increased competition, recent reductions in estimates of future demand for electricity in certain areas of the country, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees.
In addition, Federal, state and municipal governmental authorities may from time to time review existing legislation and impose additional regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of such bonds to make payments of principal and/or interest on such bonds.

Water and Sewerage Revenue Securities. Certain of the bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Water and sewerage bonds are generally payable from user fees.
Problems faced by such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of
"no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.

Discount Securities. Certain of the bonds may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount bonds at the time they were purchased and deposited in the funds were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium bonds and the prepayment benefit for lower yielding, discount bonds will be reduced. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the bonds.

Original Issue Discount Securities. Certain of the bonds are considered original issue discount bonds. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the bonds, is deemed to accrue on a daily basis and the accrued portion is treated as taxable interest income for Federal income tax purposes. On sale or redemption, any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income. The current value of an original issue discount bond reflects the present value of its stated
redemption price at maturity. The market value tends to increase in greater increments as the bonds approach maturity.

Premium Securities. Certain of the bonds may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium bonds at the time they were purchased by the fund were higher than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued and otherwise comparable bonds decrease, the market premium of previously issued bonds will be increased, and if such interest rates for newly issued comparable bonds increase, the market premium of previously issued bonds will be reduced, other things being equal. The current returns of bonds trading at a market premium are initially higher than the current returns of comparable bonds of a similar type issued at currently prevailing interest rates because premium bonds tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium bond at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par or for original issue discount bonds a premium over the accreted value.

When Issued Securities. "When, as and if issued" bonds are bonds that trade before they are actually issued. This means that the bonds can only be delivered when the bonds are actually issued. Delivery of these bonds may be delayed or may not occur. Interest on these bonds does not begin accruing until the bonds are delivered to an investor. An investor may have to adjust their tax basis if the bonds are delivered after their expected delivery date.
Any adjustment would reflect interest that accrued between the time of purchase and the time of delivery of the bonds. In addition, an investor may experience gains or losses on these bonds from the time of purchase even though the investor has not received them.

Zero Coupon Securities. Zero coupon bonds (which include bonds known as multiplier bonds, money multiplier bonds, capital appreciation bonds, capital accumulator bonds, compound interest bonds and money discount maturity payment bonds) do not provide for the payment of any current interest and generally provide for payment at maturity at face value unless sooner sold or redeemed.
Zero coupon bonds may be subject to more price volatility than conventional bonds. While some types of zero coupon bonds, such as multipliers and capital appreciation bonds, define par as the initial offering price rather than the maturity value, they share the basic zero coupon bond features of (1) not paying interest on a semi-annual basis and (2) providing for the reinvestment of the bond's semi-annual earnings at the bond's stated yield to maturity.
While zero coupon bonds are frequently marketed on the basis that their fixed rate of return minimizes reinvestment risk, this benefit can be negated in large part by weak call protection, i.e., a bond's provision for redemption at only a modest premium over the accreted value of the bond.

Insurance Risk. Certain of the Closed-End Funds held by the Trust may invest in insured municipal bonds. In the case of insured bonds, insurance has been obtained either by the issuer or underwriters of bonds or by a prior owner of such bonds. The premium for any preinsured bond insurance has been paid by such issuer or by a prior owner of such bonds and any such policy or policies are non-cancellable and will continue in force so long as the bonds so insured are outstanding and the respective preinsured bond insurer remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the insurers have no obligation to insure any issue adversely affected by either of the above described events.

In the event of nonpayment of interest or principal, when due, in respect of a bond, an insurer shall make such payment after the respective insurer has been notified that such nonpayment has occurred or is threatened (but not earlier than the date such payment is due).

The Internal Revenue Service has issued a letter ruling which holds in effect that insurance proceeds representing maturing interest on defaulted municipal obligations paid to holders of insured bonds, under policy provisions substantially identical to the policies described herein, will be excludable from Federal gross income under Section 103(a)(1) of the Internal Revenue Code to the same extent as if such payments were made by the issuer of the municipal obligations. Holders of Units in the Trust should discuss with their tax advisers the degree of reliance which they may place on this letter ruling.

Each insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each insurer will be able to perform on its contract of insurance in the event a claim should be made thereunder at some time in the future. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of bond or portfolio insurance.

There have been a number of recent developments with respect to ratings actions impacting insurance companies by the rating agencies, Standard &
Poor's Financial Services LLC, a division of S&P Global Inc. ("S&P"), Moody's
Investors Service, Inc. ("Moody's") and Fitch Ratings Ltd. ("Fitch"). In light of the ongoing nature of ratings actions or announcements by the rating agencies, you should consult announcements by the rating agencies, the websites of the rating agencies and the websites of the insurers for the then current publicly available information. These ratings actions have had a significant impact on the ability of insurers to compete in the financial guarantee business.

Undertaking

Subject
to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

CONTENTS
OF REGISTRATION STATEMENT

A.	Bonding Arrangements of Depositor:

First
Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union
Fire Insurance Company of Pittsburgh.

B.	This Registration Statement on Form S-6 comprises the following papers and documents:

The facing sheet

The Prospectus

The signatures

Exhibits

SIGNATURES

The
Registrant, FT 9124, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust,
Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First
Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined
Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 2935; FT 3320; FT 3367; FT 3370; FT 3397; FT 3398; FT 3400; FT
3451; FT 3480; FT 3529; FT 3530; FT 3568; FT 3569; FT 3570; FT 3572; FT 3615; FT 3647; FT 3650; FT 3689; FT 3690; FT 3729; FT 3780;
FT 3940; FT 4020; FT 4037; FT 4143; FT 4260; FT 4746; FT 4789; FT 5039; FT 5415; FT 7033; FT 7256; FT 7935; FT 8495; FT 8669; FT
8713; FT 8740; FT 8746; FT 8758; FT 8817; FT 8955; FT 8956; FT 8976; FT 8978; FT 8993; FT 8994; FT 8997; FT 9039; FT 9040 and FT
9042 for purposes of the representations required by Rule 487 and represents the following:

(1)       that
the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2)       that,
except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3)       that
it has complied with Rule 460 under the Securities Act of 1933.

Pursuant
to the requirements of the Securities Act of 1933, the Registrant, FT 9124, has duly caused this Amendment to the Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on December 23, 2020.

FT 9124

By:	First Trust Portfolios L.P.
Depositor

By:	/s/ Elizabeth H. Bull
Senior Vice President

Pursuant
to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Name
Title*
Date

James A. Bowen
Director of The Charger Corporation, the General Partner of First Trust Portfolios L.P., and Chief Executive Officer of First Trust Portfolios L.P.
    )
)
)
)By: /s/ Elizabeth H. Bull
)    Attorney-in-Fact**
) December 23, 2020

James M. Dykas
Chief Financial Officer of First Trust Portfolios L.P.
    )
)

Christina Knierim
Controller of First Trust Portfolios L.P.
    )
)

*	The title of the person named herein represents his or her capacity in and relationship to First
Trust Portfolios L.P., the Depositor.

**	Executed copies of the related powers
of attorney were filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT
8880 (File No. 333-240230) and the same is hereby incorporated herein by this reference.

CONSENT
OF COUNSEL

The consent
of counsel to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as Exhibit 3.1 of the Registration Statement.

CONSENT
OF FIRST TRUST ADVISORS L.P.

The consent
of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit
4.1 to the Registration Statement.

Consent
of Independent Registered Public Accounting Firm

The consent
of Deloitte & Touche LLP to the use of its name in the Prospectus included in the Registration Statement will be filed as
Exhibit 4.2 to the Registration Statement.

EXHIBIT
INDEX

1.1	Standard
Terms and Conditions of Trust for FT 4484 and certain subsequent
Series, effective November 6, 2013 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee,
First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor and FTP Services LLC, as FTPS Unit
Servicing Agent (incorporated by reference to Amendment No. 1 to Form S-6 [File
No. 333-191558] filed on behalf of FT 4484).

1.1.1	Trust Agreement for FT 9124 and certain subsequent Series, effective December 23, 2020 among First
Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First
Trust Advisors L.P., as Portfolio Supervisor.

1.2	Certificate
of Limited Partnership of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File
No. 333-230481] filed on behalf of FT 8001).

1.3	Amended
and Restated Limited Partnership Agreement of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form

S-6
[File No. 333-230481] filed
on behalf of FT 8001).

1.4	Articles
of Incorporation of Nike Securities Corporation, predecessor to The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment
No. 1 to Form S-6 [File No. 333-230481] filed
on behalf of FT 8001).

1.5	By-Laws
of The Charger Corporation, the general partner of First Trust Portfolios
L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File
No. 333-169625] filed on behalf of FT 2669).

1.6	Underwriter Agreement (incorporated
by reference to Amendment No. 1 to Form S-6 [File No. 33-42755]
filed on behalf of The First Trust Special Situations Trust, Series
19).

2.2	Code
of Ethics (incorporated by reference to Amendment No. 1 to
Form S-6 [File No. 333-224320] filed
on behalf of FT 7359).

3.1	Opinion of counsel as to legality of securities being registered.

4.1	Consent of First Trust Advisors L.P.

4.2	Consent of Independent Registered Public Accounting Firm.

6.1	List
of Principal Officers of the Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-236093] filed
on behalf of FT 8556).

7.1	Powers
of Attorney executed by the Officers listed on page S-3 of
this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File
No. 333-240230] filed on behalf of FT 8880).